Exhibit (h)(3)(i)

May 31, 2024

Natixis Funds Trust IV (the “Trust”)

888 Boylston Street, Suite 800

Boston, MA 02199-8197

Re:	Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

AEW Capital Management, L.P. (“AEW”) notifies you that it will waive its management fee and, to the extent necessary, reimburse certain expenses of the Fund listed below through May 31, 2025 in order to limit the Fund’s total annual fund operating expenses, exclusive of acquired fund fees and expenses, brokerage expenses, interest expense, taxes, and organizational and extraordinary expenses, such as litigation and indemnification expenses, to the following annual rates:

Name of Fund	Expense Cap

June 1, 2024 through May 31, 2025:

AEW Global Focused Real Estate Fund[1]	1.15% for Class A shares
1.90% for Class C shares
0.85% for Class N shares
1.15% for Class T shares
0.90% for Class Y shares

[1]

Natixis Advisors, LLC. (“Natixis Advisors”) will bear a portion of the waiver/reimbursement. The Natixis Advisors portion of the waiver/reimbursement will be equal to the ratio of the Natixis Advisors Support Services Fee divided by the management fee earned by AEW.

With respect to the Fund, subject to applicable legal requirements, AEW shall be permitted to recover, on a class-by-class basis, management fees waived and/or expenses reimbursed subsequent to the effective date of this undertaking in later periods to the extent that a class’ total annual fund operating expenses fall below both 1) the class’ applicable expense limitation at the time such amounts were waived/reimbursed and 2) the class’ current applicable expense limitation provided, however, that the Fund is not obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fee/expense was waived/reimbursed.

During the period covered by this undertaking, the expense cap arrangement set forth above for the Fund may only be modified by a majority vote of the “non-interested” Trustees of the Trust affected.

For purposes of determining any such waiver or expense reimbursement, expenses shall not reflect the application of balance credits made available by the Fund’s custodian or arrangements under which broker-dealers that execute portfolio transactions for the Fund agree to bear some portion of the Fund’s expenses.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the above referenced Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

AEW Capital Management, L.P.
By AEW Capital Management, Inc., its General Partner

By:	/s/ Carrie Ballerby
Name:	Carrie Bellerby
Title:	Managing Director, Co-General Counsel, Chief Compliance Officer and Chief Risk Officer

2